                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                                (Name of Issuer)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                      (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
                               Managing Director
                          Van Kampen Investments Inc.
                    1221 Avenue of the Americas, 22nd Floor
                            New York, New York 10020
                                 (212) 762-5260
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

                                   Copies to:

                              Wayne W. Whalen, Esq
                              Thomas A. Hale, Esq
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transaction Valuation $506,303,928.82(a)    Amount of Filing Fees: $46,579.96(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 63,367,200 shares in the offer.

(b)  Calculated as 0.0092% of the Transaction Valuation, previously paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $46,579.96

     Form or Registration No.:  Schedule TO

     Filing Party:  Van Kampen Prime Rate Income Trust

     Date Filed:  September 13, 2002

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

 [X] Check the following box if the filing is a final amendment reporting the results of the tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 25, 2002, by Van Kampen Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 63,367,200 of the Trust's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on Schedule TO to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 34,223,441.316. All 34,223,441.316 such shares were purchased in their entirety at the price of $7.72 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The Schedule TO is hereby terminated.


Item 9. Material to Be Filed as Exhibits.

        The following materials are hereby filed as additional Exhibits to the Schedule TO:


        (a) (6)  -  Text of Completion Press Release dated
                    October 25, 2002

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN PRIME RATE INCOME TRUST



Dated: October 25, 2002          /s/ A. Thomas Smith III
                                 -----------------------
                                     A. Thomas Smith III
                                     Vice President and Secretary

                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal

                                                                  *
(a) (1) (ii)    Offer to Purchase (including Financial Statements)

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                  *
(a) (5)         Text of Initial Press Release Dated September 13, 2002

(a) (6)         Text of Completion Press Release Dated October 25, 2002 +

(b)(1) Fourth Amendment and Restatement of Credit Agreement between Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Various Financial Institutions and Bank of America, N.A., as agent, dated as of November 9, 2001*

                                             *
(d) (1)         Investment Advisory Agreement

                                        *
(d) (2)         Administration Agreement

                                  *
(d) (3)         Offering Agreement

*  Previously filed.

+  Filed herewith.